Exhibit 4(a) (ii)

DATED AS OF 13 OCTOBER 2008

THE COMMISSIONERS OF HER MAJESTY’S TREASURY

and

LLOYDS TSB GROUP PLC

PREFERENCE SHARE SUBSCRIPTION AGREEMENT

Slaughter and May
One Bunhill Row
London
EC1Y 8YY
(NV/JAYP/ACZE)

THIS IS AGREEMENT IS EFFECTIVE AS OF 13 OCTOBER 2008 BETWEEN:

(1)	THE COMMISSIONERS OF HER MAJESTY’S TREASURY, of 1 Horse Guards Road, London SW1A 2HQ (“HMT”)

AND

(2)	LLOYDS TSB GROUP PLC incorporated in Scotland with registered number SC095000 and whose registered office is at Henry Duncan House, 120 George St, Edinburgh, Scotland, EH2 4LH (“Lloyds”);

WHEREAS:

HMT has agreed to subscribe for, and Lloyds has agreed to allot and issue to HMT, the Preference Shares (as defined in this Agreement) in each case on the terms and subject to the conditions set out in this Agreement.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.	Interpretation

1.1	In this Agreement:

“Acquisition”	has the meaning given to it in the Placing Agreement;

“Business Day”	means any day (other than a Saturday or Sunday) on which clearing banks are open for a full range of banking transactions in London;

“FSA”	has the meaning given to it in the Placing Agreement;

“Group”	has the meaning given to it in the Placing Agreement;

“HBOS Preference Share Subscription Agreement”	means the Preference Share Subscription Agreement between HBOS plc and HMT effective as of 13 October 2008;

“Lloyds Account”	means the bank account of Lloyds, the details of which shall be notified to HMT by Lloyds at least five Business Days prior to the Subscription Date;

“Placing Agreement”

means the agreement effective as of 13 October 2008 entered into by HMT, Lloyds, UBS Limited, Citigroup Global Markets Limited, Citigroup Global Markets U.K. Equity Limited and Merrill Lynch International relating to the placing and open offer of a number of Lloyds’s ordinary shares;

“Preference Admission”	has the meaning given to it in the Placing Agreement;

“Preference Prospectus”	has the meaning given to it in the Placing Agreement;

“Preference Shares”	means preferred shares issued by Lloyds with an aggregate liquidation preference of £1,000,000,000, having the rights and subject to the restrictions set out in Schedule 1 to this Agreement;

“Proceedings”	means any proceeding, suit or action arising out of or in connection with this Agreement;

“Prospectus Posting Date”	means the date on which Lloyds publishes the Preference Prospectus;

“Subscription Amount”	means £1,000,000,000;

“Subscription Date”	means the date on which Preference Admission occurs;

“Supplementary Preference Prospectus”	has the meaning given to it in the Placing Agreement; and

“Warranties”	means the representations, warranties and undertakings set out in Schedule 3 of the Placing Agreement.

1.2	In this Agreement, unless otherwise specified:

	(A)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(B)

any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted (and includes all instruments or orders made under the enactment);

	(C)	references to Clauses and the Schedules are to Clauses of, and the Schedules to, this Agreement;

	(D)	references to “pounds” and “£” are references to the currency of the United Kingdom; and

	(E)	Schedule 1 shall take effect as if set out in this Agreement and references to this Agreement shall be deemed to include Schedule 1.

1.3

The parties agree that applications will be made to the UK Listing Authority for the Preference Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the Preference Shares to be admitted to trading on the London Stock Exchange’s Regulated Market, and that for the purposes of such admission to trading the Preference Shares will be cleared through CREST (as defined in the Placing Agreement).

2.	Agreement to Subscribe for Preference Shares

2.1

Upon the terms and subject to the condition set out in Clause 3 of this Agreement and in reliance on the Warranties, HMT agrees to subscribe for, and Lloyds agrees to allot and issue to HMT, the Preference Shares.

2.2

In consideration of the agreement to allot and issue the Preference Shares, and subject to Clause 3, HMT hereby undertakes to pay to Lloyds, or to procure the payment to Lloyds, of an amount equal to the Subscription Amount.

3.	Condition

The obligations of HMT set out in Clause 2 to subscribe for the Preference Shares and to pay the Subscription Amount shall be conditional upon the Placing Agreement becoming wholly unconditional in accordance with its terms and this Agreement not having been terminated in accordance with Clause 7.

4.	Warranties

4.1	Lloyds hereby represents, warrants and undertakes to HMT that:

	(A)	each Warranty in Part I of Schedule 3 of the Placing Agreement is true and accurate and not misleading as at the date of this Agreement; and

(B)

each Warranty in Parts I and II of Schedule 3 of the Placing Agreement will be true and accurate and not misleading on the Prospectus Posting Date, at such time as a Supplementary Preference Prospectus shall be issued in accordance with the Placing Agreement (whether before or after Preference Admission), and immediately prior to Preference Admission, in each case by reference to the facts and circumstances then existing and will be treated as Warranties given and/or repeated on such dates. Warranties shall be deemed repeated under this clause in relation to the relevant document, announcement or event on the basis that any reference in any such Warranty to something being done or something being the case in relation to such document, announcement or event which is expressed in the future tense shall be regarded as being expressed in the present tense.

4.2

Each of the Warranties shall be construed as a separate and independent warranty and (except where expressly provided to the contrary in the Placing Agreement) shall not be limited or restricted by reference to, or inference from, the terms of any other Warranty.

5.	Subscription

5.1	On the Subscription Date, Lloyds shall:

	(A)	allot and issue the Preference Shares to HMT credited as fully paid;

	(B)	enter HMT, or its nominee, in its register of members as a shareholder of Lloyds in respect of the Preference Shares; and

(C)

deliver share certificate(s) to HMT or its nominee in respect of the Preference Shares if applicable or take such other action as is necessary to vest ownership of the Preference Shares in HMT or its nominee.

5.2	On the Subscription Date, HMT shall pay an amount equal to the Subscription Amount by CHAPS transfer for same day value to the Lloyds Account.

5.3

Lloyds shall use reasonable endeavours to ensure that the Preference Shares remain admitted to the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange’s Regulated Market for so long as HMT holds any Preference Shares.

5.4

HMT recognises that Lloyds is proposing to acquire HBOS plc. In anticipation of the implementation of that transaction, HMT and Lloyds agree to consider means (including, without limitation, a scheme of arrangement under the Companies Act 2006) by which the HBOS plc preference shares (if any) subscribed for or to be subscribed for by HMT pursuant to the HBOS Preference Share Subscription Agreement can be exchanged for or otherwise replaced by Lloyds preference shares on terms substantially the same as the Preference Shares in an efficient (including, without limitation, tax efficient) way and at no cost to HMT. HMT and Lloyds agree that they shall effect an exchange or replacement of such HBOS plc preference shares by such Lloyds preference shares on the basis described in the preceding sentence on the date Lloyds’ acquisition of HBOS plc becomes effective (or as soon as reasonably practicable thereafter).

6.	Use of Subscription Proceeds

Lloyds agrees that it shall, promptly after the Subscription Date, apply the proceeds of the issue of the Preference Shares in such manner, in such form and for such regulatory capital purpose as may be agreed with HM Treasury, the Bank of England and the FSA.

7.	Termination

In the event of the Placing Agreement terminating in accordance with its terms, this Agreement shall terminate and have no further force or effect and no party shall have any claim against any other under this Agreement except: (i) in respect of any accrued rights arising from any prior breach of this Agreement; and (ii) in respect of this clause 7 and clauses 1.1, 1.2, 8, 9 and 11 to 18 (inclusive), which shall remain in full force and effect notwithstanding such termination.

8.	Assignment and Novation

8.1

Subject to clause 8.2, HMT shall be permitted to novate its rights and obligations under this Agreement to any entity which is wholly-owned directly or indirectly by HMT (a Wholly Owned Entity) and Lloyds agrees to consent to, and to execute and deliver all such documentation as may be necessary to effect, any such novation provided that such novation is effected upon substantially the same terms as are contained in the pro forma novation agreement set out in Schedule 2 to this Agreement.

8.2

In the event that HMT novates its rights and obligations under this Agreement pursuant to clause 8.1, HMT shall procure that, immediately prior to any such Wholly Owned Entity ceasing to be wholly-owned directly or indirectly by HMT, such rights and obligations under this Agreement shall be novated to HMT or any other Wholly Owned Entity.

8.3

Subject to Clause 8.1, neither HMT nor Lloyds shall be permitted to assign or novate, or purport to assign or novate, all or any part of the benefit of, or its rights or benefits under, this Agreement to any other person without the prior written consent of the other party.

9.	Costs and Expenses

Lloyds shall bear the costs and expenses of both parties in relation to the negotiation of this Agreement and the subscription for, and allotment and issue of, the Preference Shares (including, without limitation, any stamp duty or stamp duty reserve tax).

10.	US Securities Laws

Each of HMT and Lloyds acknowledge and agree that the Preference Shares have not been and will not be registered under the US Securities Act of 1933 (the “Securities Act”) and may not be offered or sold except in accordance with Rule 903 of Regulation S under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

11.	Entire Agreement

11.1

This Agreement and the Placing Agreement constitute the whole and only agreement and understanding between the parties relating to the subject matter of this Agreement. All previous agreements, understandings, undertakings, representations, warranties and arrangements of any nature whatsoever between the parties or any of them with any bearing on the subscription of the Preference Shares are superseded and extinguished (and all rights and liabilities arising by reason of them, whether accrued or not at the date of this Agreement, are cancelled) to the extent they have such a bearing.

11.2	This Agreement may only be varied by agreement in writing signed by each of the parties.

12.	Notices

12.1	A notice under this Agreement shall only be effective if it is in writing. Faxes are permitted.

12.2	Notices under this Agreement shall be sent to a party to this Agreement at its address or number and for the attention of the party set out below:

Party	Address	Facsimile no.

Lloyds	Its registered office from time to time	020 7356 1038

fao: Company Secretary

HMT fao: Jeremy Pocklington	1 Horse Guards Road, London SW1A 2HQ	020 7270 7562

provided that a party may change its notice details on giving notice to the other party of the change in accordance with this clause. That notice shall only be effective on the day falling five clear Business Days after the notification has been received or such later date as may be specified in the notice.

12.3	Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

	(A)	if delivered personally, on delivery;

	(B)	if sent by first class post, two clear Business Days after the date of posting; and

	(C)	if sent by facsimile, when despatched.

13.	Counterparts

13.1	This Agreement may be executed in any number of counterparts, and by the parties to it on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

13.2	Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

14.	Invalidity

If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

	(A)	the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

	(B)	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

15.	Contracts (Rights of Third Parties) Act 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

16.	Choice of governing law

This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

17.	Jurisdiction

17.1	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement. Any Proceedings shall be brought in the English courts.

17.2

Lloyds waives (and agrees not to raise) any objection, on the ground of forum non conveniens or on any other ground, to the taking of proceedings in the English courts. Lloyds also agrees that a judgment against it in Proceedings brought in England shall be conclusive and binding upon it and may be enforced in any other jurisdiction.

17.3	Lloyds irrevocably submits and agrees to submit to the jurisdiction of the English courts.

18.	Agent for Service of Process

Lloyds shall at all times maintain an agent for service of process and for service of any other documents and proceedings in England, or any other proceedings in connection with this Agreement. Such agent shall be the London office of Lloyds, at the offices of Linklaters LLP, London and any writ, judgment or other notice of legal process shall be sufficiently served on Lloyds if delivered to such agent at its address for the time being. Lloyds irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the agent ceases to act as such, Lloyds shall appoint a replacement agent having an address for service in England and shall notify HMT of the name and address of such replacement agent. If Lloyds fails to appoint another agent, HMT shall be entitled to appoint one on Lloyds’s behalf and at Lloyds’s expense.

Schedule 1

Terms of the Preference Shares

DESCRIPTION OF THE PREFERENCE SHARES

1	General

Each Preference Share will have a nominal value of £0.25 and will be issued fully paid for cash. The Preference Shares constitute a class of preference share capital in the Company and will be issued in definitive registered form.

2	Dividends

2.1

Non-cumulative preferential dividends on the Preference Shares will accrue from the date the Company issues the Preference Shares. The Company will pay dividends when, as and if declared by the board of directors of the Company (the “Board of Directors”) or a duly authorised committee of the Board of Directors (the “Committee”). Subject to the discretions, limitations and qualifications set out herein, each Preference Share shall entitle the holder thereof to receive out of the distributable profits of the Company a non-cumulative preferential dividend (the “Preference Dividend”), in priority to the payment of any dividend to the holders of any class of Junior Share Capital and pari passu in such regard with the holders of any other class of non-cumulative preference shares in the capital of the Company or other Parity Securities.

2.2

In respect of the period from (and including) the Issue Date to (but excluding) [5 yr + 1 day] 2013 (the “First Call Date”), the Preference Dividend shall accrue at a rate of 12 per cent. per annum on the liquidation preference in respect of each Preference Share outstanding payable, subject as provided below, semi-annually in equal instalments in arrear in sterling on [●] and [●] in each year (save that the tenth Dividend Payment Date shall fall on the First Call Date) when, as and if declared by the Board of Directors or the Committee. The first payment of the Preference Dividend will be made on [●] 2009 in respect of the period from (and including) the Issue Date to (but excluding) [●] 2009. For the purposes hereof, “liquidation preference” means, in relation to each Preference Share, an amount of £1,000. In respect of the period from (and including) the Issue Date to (but excluding) the First Call Date, the amount of dividend accruing in respect of any Fixed Rate Calculation Period will be calculated on the basis of the Fixed Rate Day Count Fraction.

2.3

From (and including) the First Call Date, the dividend on the Preference Shares shall accrue at a rate, reset quarterly, equal to the aggregate of 7 per cent. per annum and LIBOR in respect of the relevant Dividend Period on the liquidation preference in respect of each Preference Share outstanding which dividend will be payable in quarterly instalments in arrear in sterling on [●], [●], [●] and [●] in each year (each, as adjusted in accordance with the Modified Following Business Day Convention, together with the payment dates specified in paragraph 2.2 above, a “Dividend Payment Date”) when, as and if declared by the Board of Directors or the Committee. The amount of dividend accruing in respect of any period commencing on or after the First Call Date will be calculated on the basis of the actual number of days elapsed in the relevant period divided by 365 or, if a leap year, 366 with the resultant figure rounded to the nearest £0.01 (£0.005 being rounded upwards). The Company shall, upon determining the rate at which the Preference Dividend will accrue pursuant to this paragraph 2.3, cause such rate and the amount payable in respect of the relevant Dividend Period on each Preference Share to be notified to holders of the Preference Shares in accordance with the Articles and (for so long as the Preference Shares are listed on such exchange) to the London Stock Exchange as soon as possible after determination of the rate, but in no event later than the fourth Business Day thereafter.

3	Declaration of Dividends

If, in the opinion of the Board of Directors or the Committee, the distributable profits of the Company are sufficient to cover the payment, in full, of dividends accrued on the Preference Shares during the Dividend Period immediately preceding the relevant Dividend Payment Date and also the payment in full of all other dividends and other amounts stated to be payable on such date on any Parity Securities in issue (including any arrears of dividends or other amounts on any such Parity Securities which have rights to cumulative dividends or other amounts), the Board of Directors or the Committee may:

	(a)	declare and pay in full dividends on the Preference Shares on the relevant Dividend Payment Date; or

(b)

in their sole and absolute discretion resolve at least 10 Business Days prior to the relevant Dividend Payment Date that no dividend shall be declared and paid on the Preference Shares or that a dividend on the Preference Shares shall be declared and paid only in part.

Notwithstanding the Board of Directors’ or the Committee’s discretion described in (a) and (b) above, subject always to the existence of sufficient distributable profits as described in the first paragraph of this section and subject to the immediately following paragraph, dividends on the Preference Shares will be mandatorily payable as described under “Payment of Dividends” on each Dividend Payment Date upon which (i) a Capital Disqualification Event has occurred and (ii) the Company is in compliance with its Applicable Regulatory Capital Requirements.

If, however, in the opinion of the Board of Directors or the Committee, the payment of any dividend on the Preference Shares would breach or cause a breach of the capital adequacy requirements of the FSA that apply at that time to the Company and/or any of its subsidiaries, then no dividend shall be declared or paid unless the FSA confirms that it has no objection to such declaration or payment.

If, at least 10 Business Days prior to a Dividend Payment Date, the Board of Directors or the Committee considers that the distributable profits of the Company are insufficient to cover the payment in full of dividends on the Preference Shares and also the payment in full of all other dividends or other amounts stated to be payable on such Dividend Payment Date on any Parity Securities (including any arrears of dividends and other amounts on any such Parity Securities which have rights to cumulative dividends or other amounts), then, subject as provided above on the restrictions relating to the Company’s capital adequacy requirements, the Board of Directors or the Committee may declare a reduced dividend on the Preference Shares. This will be paid in proportion to the dividends and other amounts which would have been due on the Preference Shares and any other shares and other instruments of the Company on such Dividend Payment Date which are expressed to rank equally with the Preference Shares as regards participation in profits (including any arrears of dividends and other amounts on any such Parity Securities which have rights to cumulative dividends or other amounts) if there had been sufficient profit.

As soon as practicable after resolving that no dividends shall be declared and paid or that they shall be declared and paid only in part, the Board of Directors or the Committee shall give notice thereof to the holders of the Preference Shares.

4	Payment of Dividends

The Company will pay dividends on the Preference Shares out of its distributable profits in sterling, calculated on the liquidation preference of £1,000 per Preference Share. Dividends on the Preference Shares may be paid by the Company by crediting any account which the holder of the Preference Shares, or in the case of joint holders, the holder whose name stands first in the register in respect of the Preference Shares, has with the Company, whether in the sole name of such holder or the joint names of such holder and another person or persons, unless the Company has received not less than one month’s notice in writing from such holder or joint holders directing that payment be made in another manner permitted by the Articles.

Any dividend on the Preference Shares may also be paid by cheque or warrant sent by post addressed to the holder of the Preference Shares at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the Preference Shares at his address as appearing in such register or addressed to such person at such address as the holder or joint holders may in writing direct.

Any such dividend may be paid by any bank or other funds transfer system or, if agreed by the Company, such other means and to or through such person as the holder or joint holders may in writing direct.

If payment in respect of the Preference Shares into any such bank account is to be made on a Dividend Payment Date or Redemption Date which is not a Business Day, then payment of such amount will be made on the next succeeding Business Day, without any interest or payment in respect of such delay.

Payment on redemption will be against presentation and surrender of the relative certificate at the place or at one of the places specified in the notice of redemption.

Payments in respect of amounts payable by way of dividend on the Preference Shares and on redemption of the Preference Shares will be subject in all cases to any applicable fiscal or other laws and other regulations.

Dividends on the Preference Shares will be non-cumulative and, to the extent that the Board of Directors or the Committee does not declare a dividend or any part of a dividend payable on a Dividend Payment Date in respect of the Preference Shares, then holders of Preference Shares will have no claim in respect of the non-payment. Except as described in this description of the Preference Share rights, the holders of the Preference Shares will have no right to participate in the Company’s profits.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the Board of Directors so resolves, be forfeited and shall revert to the Company.

5	Restrictions on Dividends and Redemption

5.1

If the Company has not declared or paid in full a dividend stated to be payable on the Preference Shares as a result only of the exercise of the discretion of the Board of Directors or the Committee, then the Company shall not during the Stopper Period:

		(a)	redeem, purchase, cancel, reduce or otherwise acquire in any other way any Parity Securities, Junior Share Capital or the 2004 Preference Shares; or

(b)

declare, or pay or set aside any sum for payment of any distribution or dividend or make any other payment on, and will procure that no distribution or dividend or other payment is made on, any Parity Securities, Junior Share Capital or the 2004 Preference Shares.

	5.2	Until the date on which the Preference Shares are redeemed or repurchased in full, the Company shall not:

(a)

declare or pay any dividend or make any distribution (whether in cash or otherwise) on or in respect of the ordinary shares of the Company or set aside any sum to provide for payment of any such dividend or distribution (save that the foregoing restriction shall not apply to a capitalisation issue pursuant to which newly issued bonus shares are paid up out of undistributable reserves); or

(b)

redeem, purchase, cancel or otherwise acquire in any way any ordinary shares of the Company or effect a reduction of the ordinary share capital of the Company which involves a distribution to holders of ordinary shares.

6	Rights upon Liquidation

On a return of capital or distribution of assets, whether or not on a winding-up (but other than a redemption or purchase by the Company of any of its share capital permitted by its Articles and under applicable law), holders of Preference Shares will rank in the application of the assets of the Company available to shareholders: (1) equally in all respects with holders of the most senior class of preference shares and any other class of shares of the Company in issue or which may be issued by the Company which are expressed to rank equally with the Preference Shares and (2) in priority to the holders of any other share capital of the Company (including the Junior Share Capital).

Subject to such ranking, in such event holders of the Preference Shares will be entitled to receive out of the surplus assets of the Company remaining after payment of the Company’s prior-ranking liabilities a sum equal to the aggregate of: (1) £1,000 per Preference Share, (2) the amount of any dividend which is due for payment on the Preference Shares on or after the date of commencement of the winding-up or other return of capital but which is payable in respect of a period ending on or before such date and (3) the proportion of any dividend (whether or not declared or earned) that would otherwise be payable and is not otherwise paid in respect of any period that begins before, but ends after, the date of commencement of the winding-up or other return of capital and which is attributable to the part of the period that ends on such date. In respect of any such dividend, the amount of dividend accruing in respect of any such period will be calculated on the same basis as is applicable to calculation of a dividend accruing on the then-relevant basis. If, upon any return of capital or distribution of assets, the amounts available for payment are insufficient to cover the amounts payable in full on the Preference Shares and any Parity Securities and the 2004 Preference Shares, the holders of the Preference Shares and the holders of such Parity Securities and the 2004 Preference Shares will share rateably in the distribution of surplus assets (if any) of the Company in proportion to the full amounts to which they are respectively entitled.

After payment of the full amount of the liquidation distribution to which they are entitled, the holders of the Preference Shares will have no claim on any of the Company’s remaining assets and will not be entitled to any further participation in the return of capital. If there is a sale of all or substantially all of the Company’s assets, the distribution to the Company’s shareholders of all or substantially all of the consideration for the sale, unless the consideration, apart from assumption of liabilities, or the net proceeds consists entirely of cash, will not be deemed a return of capital in respect of the Company’s liquidation, dissolution or winding-up.

7	Redemption

Subject to the Articles (including the restrictions described under “Restrictions on Dividends and Redemption” above), to the provisions of the Companies Act and all other laws and regulations applying to the Company and to confirmation from the FSA that it has no objection to the redemption (if such confirmation is required, in which case the FSA may impose conditions on the redemption), the Company may, at its option, upon not less than 30 nor more than 60 days notice redeem all or some only of the Preference Shares on the First Call Date, and on each Dividend Payment Date thereafter. The Redemption Price shall be paid on each Preference Share so redeemed. In the event that fewer than all the outstanding Preference Shares are to be redeemed, the Preference Shares to be redeemed will be selected by the Company by means of a draw at the registered office of the Company, or at any other place which the Board of Directors or the Committee decides on, in the presence of its auditors on such basis as the Board of Directors or the Committee considers appropriate at the time.

If the Preference Shares are to be redeemed, the Company must give a written notice of redemption (a “Redemption Notice”) to the holders of the Preference Shares, not less than 30 days nor more than 60 days prior to the Redemption Date. Each Redemption Notice will specify (i) the Redemption Date and (ii) the Redemption Price (specifying the amount of the accrued but unpaid dividend to be paid). No defect in the Redemption Notice or in its service will affect the validity of the redemption proceedings.

Payments in respect of the amount due on redemption of a Preference Share will be made by the same methods as described in “Payment of Dividends”. Any such amount which has remained unclaimed for 12 years from the date when it became due for payment shall be forfeited and shall revert to the Company.

From the Redemption Date, the dividend will cease to accrue on the Preference Shares being redeemed except on any Preference Share in respect of which payment of the Redemption Price due on the Redemption Date is improperly withheld or refused. In such case, the dividend will be deemed to have continued and will accordingly continue to accrue at the rate which would have applied but for the redemption, as described under “Payment of Dividends” above, from the Redemption Date to the actual date of payment of the Redemption Price. Such Preference Share will not be treated as having been redeemed until the Redemption Price, including accrued dividend, has been paid.

A receipt given by the holder for the time being of any Preference Shares (or in the case of joint holders by the first-named joint holder) in respect of the amount payable on redemption of such Preference Shares will constitute an absolute discharge to the Company.

8	Voting

Subject to the next paragraph immediately below, holders of Preference Shares will only be entitled to receive notice of and to attend any general meeting of Shareholders and to speak or vote upon any resolution proposed at such meeting if a resolution is proposed either varying or abrogating any of the rights and restrictions attached to the Preference Shares or to wind up, or in relation to the winding up of, the Company (and then in each such case only to speak and vote upon any such resolution).

If on the applicable Dividend Payment Date immediately preceding the date of notice of any general meeting of Shareholders, the dividend on the Preference Shares has not been declared and paid in full, holders of the Preference Shares will be entitled to speak and to vote upon all resolutions proposed at such general meeting. In these circumstances only, the rights of the holders of the Preference Shares so to speak and vote will continue until the Company has resumed the payment in full of dividends on the Preference Shares.

On a show of hands, every holder of Preference Shares who is entitled to vote or any proxy (other than the chairman of the meeting in his or her capacity as proxy) or a corporate representative for that holder, in each case who is present in person, will have one vote. On a poll, each holder of Preference Shares who is entitled to vote and who is present in person, by proxy or by corporate representative, will have one vote for each £0.25 of nominal value of Preference Shares of which he or she is the holder.

Other provisions in the Articles relating to voting rights and procedures also apply to the Preference Shares.

9	Purchase of own shares

Subject to the Articles, the provisions of the Companies Act, all other laws and regulations applying to the Company and the rights conferred on any other class of shares of the Company described under “Restrictions on Dividends and Redemption” above and confirmation from the FSA that it has no objection to the purchase (for so long as the Company is required to obtain such confirmation), the Company may at any time and from time to time (subject to the payment in full of the dividend on the Preference Shares on the immediately preceding Dividend Payment Date) purchase any Preference Shares in issue in the open market or by tender upon such terms and conditions as the Board of Directors or the Committee may determine. The Company will not be required to select the shares to be purchased rateably or in any particular manner as between the holders of Preference Shares or as between them and the holders of shares of any other class (whether or not the Preference Shares rank prior to such other shares). Any such Preference Shares repurchased shall be cancelled by the Company.

10	Untraced shareholders

	10.1	The Articles provide that the Company may sell any Preference Shares of a holder of Preference Shares at the best price reasonably obtainable at the time of such sale if and provided that:

(a)

during the period of 12 years prior to the date of the publication of the advertisements referred to in sub-paragraph (b) below (or, if published on different dates, the first thereof) at least three dividends on the Preference Shares have become payable and no dividend on those Preference shares has been claimed;

(b)

the Company shall on expiry of such period of 12 years have inserted advertisements in both a national newspaper and a newspaper circulating in the area of the registered address of the holder of such Preference Shares within the United Kingdom, or (if such holder has no such address) of the address, if any, within the United Kingdom supplied by such holder to the

Company for the service of documents giving notice of its intention to sell the Preference Shares; and

		(c)	during the period of three months following the publication of such advertisements the Company shall have received no communication from such holder.

10.2

To give effect to any such sale the Company may appoint any person to transfer those Preference Shares, and such transfer shall be as effective as if it had been carried out by the holder of such Preference Shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto.

10.3

The net proceeds of sale shall belong to the Company which shall be obliged to account to the former holder of such Preference Shares for an amount equal to such proceeds and shall enter the name of such former holder in the books of the Company as a creditor for such amount which shall be a debt of the Company. Any net proceeds of sale unclaimed after a period of 12 years from the date of sale shall be forfeited and shall revert to the Company.

11	Form and Denomination

The Preference Shares will, when issued, be fully paid and, as such, will not be subject to a call for any additional payment. For each Preference Share issued, an amount equal to its nominal value of £0.25 will be credited to the Company’s issued share capital account and an amount of £999.75, being the difference between its nominal value and its issue price, will be credited to the Company’s share premium account.

The Preference Shares will be issued in definitive registered form. Title to the Preference Shares will pass by transfer and registration in the register of members of the Company in accordance with the Articles and applicable law.

Each registration of transfer of Preference Shares will be effected by entry on the register for the Preference Shares kept by the Company’s registrar at its office in the UK. See “Registrar and Paying Agent” below. Any registration of transfer will be effected without charge to the person requesting the exchange or registration, but the requesting person will be required to pay any related taxes, stamp duties or other governmental charges.

12	Variation of Rights

If applicable law permits, the rights, preferences and privileges attached to Preference Shares may be varied or abrogated only with the written consent of the holders of 75 per cent. in nominal value of the outstanding Preference Shares or with the sanction of an extraordinary resolution passed at a separate class meeting of the holders of the outstanding Preference Shares. An extraordinary resolution will be adopted if passed by a majority of 75 per cent. of those holders voting in person or by proxy at the meeting. The quorum required for any such class meeting will be two persons at least holding or representing by proxy one-third in nominal amount of the outstanding Preference Shares affected, except at any adjourned meeting where this quorum requirement is not met, where any two holders present in person or by proxy will constitute a quorum.

The written consent of the holders of 75 per cent. in nominal value of the outstanding Preference Shares or the sanction of an extraordinary resolution passed at a separate class meeting of holders of the outstanding Preference Shares will be required if the Board of

Directors propose to authorise, create or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the Company’s profits or assets, in priority to the Preference Shares.

If the Company has paid the most recent dividend payable on the Preference Shares in full, the rights attached to the Preference Shares will not be deemed to be varied by the creation or issue of any further non-cumulative preference shares or of any other further shares ranking equally as regards participation in the Company’s profits or assets with, or junior to, the Preference Shares, whether carrying identical rights or different rights in any respect, including as to dividend, premium on a return of capital, redemption or conversion and whether denominated in sterling or any other currency.

13	Notices

Notices given by the Company will be given by the Registrar on its behalf unless the Company decides otherwise. A notice may be given by the Company to any holder by sending it by post to the holder’s registered address. Service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and to have been effected on the day after the letter containing the same is posted. Where a holder’s registered address is outside the United Kingdom, all notices shall be sent to him by air mail post.

A notice may be given by the Company to the joint holders of Preference Shares by giving the notice to the joint holder first named in the register.

A notice may be given by the Company to the extent permitted by the Companies Act and the FSA in its capacity as competent authority under the Financial Services and Markets Act 2000 (the “UK Listing Authority”) by electronic communication, if so requested or authorised by the holder, the holder having notified the Company of an e-mail address to which the Company may send electronic communications, and having agreed to receive notices and other documents from the Company by electronic communication. If a holder notifies the Company of an e-mail address, the Company may send the holder the notice or other document by publishing the notice or other document on a website and notifying the holder by e-mail that the notice or other document has been published on the website. The Company must also specify the address of the website on which it has been published, the place on the website where the notice may be accessed and how it may be accessed, and where the notice in question is a notice of a meeting, the notice must continue to be published on that website throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

In addition, for so long as the Preference Shares are listed and admitted to trading on any stock exchange, notices shall be given in accordance with any requirements of such exchange.

14	No Additional Amounts

If at any time the Company is required by a tax authority to deduct or withhold taxes from payments made by the Company with respect to the Preference Shares, the Company will not pay additional amounts. As a result, the net amount received from the Company by each holder of a Preference Share, after the deduction or withholding, will be less than the amount the holder would have received in the absence of the deduction or the withholding.

15	Governing Law

The creation and issuance of the Preference Shares and the rights attached to them shall be governed by and construed in accordance with the laws of Scotland.

16	Registrar and Paying Agent

The Company’s company secretarial department will maintain the register and the Company will act as Registrar and Paying Agent.

The Company reserves the right at any time to appoint an additional or successor registrar or paying agent; provided, however, that if, and for so long as, the Preference Shares are listed on the Official List of the UK Listing Authority and to trading on the London Stock Exchange plc’s Regulated Market (the “Market”) and the applicable rules so require, the Company shall maintain a paying agent having its specified office in London. Notice of any change of registrar or agent will be given to holders of the Preference Shares.

17	Further Issues

Subject to the provisions set out in “Variation of Rights”, the Company may, at any time and from time to time, and without any consent or sanction of the holders of the Preference Shares, create or issue further preference shares or other share capital ranking equal or junior to the Preference Shares. The creation or issuance of further preference shares or other share capital ranking equally with the Preference Shares will not be deemed to alter, vary, affect, modify or abrogate any of the rights attaching to the Preference Shares. These rights will not be deemed to be varied by any change to the provisions in the Articles, other than a change which would result in any further preference shares or other share capital ranking senior to the Preference Shares. Any further series of preference shares or other share capital ranking equal or junior to the Preference Shares may either carry identical rights in all respects with the Preference Shares (except as regards the date from which such shares rank for dividend) or carry different rights.

18	Definitions

“Applicable Regulatory Capital Requirements” means any requirements contained in Capital Regulations for the maintenance of capital from time to time applicable to the Company on a solo and/or consolidated basis, including transitional rules and waivers;

“Articles” means the articles of association of the Company;

“Business Day” means a day on which banks are open for business in London;

“Capital Disqualification Event” shall be deemed to have occurred if (a) the Preference Shares would cease to be eligible to qualify (save where such non-qualification is only as a result of any applicable limitation on the amount of such capital) as regulatory capital for the Company under Applicable Regulatory Capital Requirements and (b) the FSA has confirmed to the Company that the Preference Shares would cease to be eligible to qualify as regulatory capital for the Company;

“Capital Regulations” means at any time the regulations, requirements, guidelines and policies relating to capital adequacy then in effect of the FSA or other relevant regulator;

“Companies Act” means the Companies Act 1985 (as amended from time to time);

“Company” means Lloyds TSB Group plc;

“Directors” means the executive and non-executive directors of the Company who make up its board of directors;

“Distributable Profits” has the meaning given to it in the Companies Act as, in general terms and subject to adjustment, accumulated realised profits less accumulated realised losses;

“Dividend Determination Date” means, in relation to each Dividend Period commencing on or after [●], the first day of such Dividend Period, provided that if the First Call Date is not a Business Day, the Dividend Determination Date in respect of the Dividend Period commencing on the First Call Date shall be the Business Day immediately preceding the First Call Date;

“Dividend Payment Date” means (i) [●] and [●] in each year up to and including the First Call Date, save that the tenth Dividend Payment Date shall fall on the First Call Date and (ii) thereafter, subject to the Modified Following Business Day Convention, [●], [●], [●] and [●] in each year;

“Dividend Period” means the period from and including the most recent Dividend Payment Date (or the Issue Date) to but excluding the next proceeding Dividend Payment Date;

“First Call Date” means [5 years + 1 day] 2013;

“Fixed Rate Calculation Period” means the period from (and including) the most recent Dividend Payment Date (or, if none, the Issue Date) to (but excluding) the relevant payment date;

“Fixed Rate Day Count Fraction” means the actual number of days in the period from and including the date from which dividends begin to accrue for the relevant Fixed Rate Calculation Period (the “Accrual Date”) to but excluding the date on which it falls due divided by two times the actual number of days from and including the Accrual Date to but excluding the next following Dividend Payment Date;

“FSA” means the Financial Services Authority or such other governmental authority in the United Kingdom (or if the Company becomes domiciled in a jurisdiction other than the United Kingdom, in such other jurisdiction) having primary bank supervisory authority;

“Issue Date” means [●] 2008;

“Junior Share Capital” means the ordinary shares, or any other shares ranking, or expressed to rank junior to the Preference Shares (either issued directly by the Company or by a subsidiary undertaking and the terms of which securities benefit from a guarantee or support agreement ranking or expressed to rank junior to the Preference Shares);

“LIBOR” means, in relation to a Dividend Period, the offered rate for three month deposits in sterling as at 11.00 a.m. London time on the related Dividend Determination Date appearing on the display designated as page “LIBOR01” on the Reuters Service (or such other page or service as may replace it for the purpose of displaying such information) as determined by the Company;

“Modified Following Business Day Convention” means if a Dividend Payment Date falls on a day which is not a Business Day, such Dividend Payment Date shall be postponed to the next day which is a Business Day unless it would fall into the next calendar month in which event such Dividend Payment Date shall be brought forward to the immediately preceding day which is a Business Day;

“Parity Securities” means the most senior ranking class or classes of non-cumulative preference shares in the capital of the Company from time to time and any other obligations ranking or expressed to rank pari passu with the Preference Shares other than the 2004 Preference Shares;

“Paying Agent” means the Company or any other entity appointed by it and notified by the Company to the holders of the Preference Shares to perform the function as Paying Agent in respect of the Preference Shares;

“Preference Shares” means the £1,000,000,000 in aggregate value of the Fixed/Floating Rate Non-Cumulative Callable Preference Shares of the Company;

“Redemption Date” means the date on which the Preference Shares are called for redemption in accordance with paragraph 7 above;

“Redemption Price” means the liquidation preference of £1,000 per Preference Share to be redeemed plus the dividend accrued for the Dividend Period in which the Redemption Date falls to, but excluding, the Redemption Date, but only to the extent that any such amount was, or would have been, payable as a cash dividend;

“Shareholder” means a holder of the Company’s shares;

“Stopper Period” means with respect to any Dividend Payment Date or the equivalent term in respect of any Parity Security, one calendar year from and including the earlier of the date (i) on which a full Dividend is not paid on the Preference Shares or (ii) on which a full scheduled dividend or distribution on any Parity Security has not been paid; and

“2004 Preference Shares” means the 400 6% Non-Cumulative Redeemable Preference Shares of £0.25 par value each issued in 2004.

Schedule 2

Pro-forma Novation Agreement

THIS NOVATION AGREEMENT is made the [●] day of [●], 20[●]

BETWEEN:

1.	THE COMMISSIONERS OF HER MAJESTY’S TREASURY, of 1 Horse Guards Road, London SW1A 2HQ (“HMT”)

2.	LLOYDS TSB GROUP PLC incorporated in Scotland with registered number SC095000 and whose registered office is at Henry Duncan House, 120 George St, Edinburgh, Scotland, EH2 4LH; (“Lloyds”)

AND

3.	[ ] of [ ] (registered in England No. [ ]) (the “Company”)

WHEREAS:

(A)

HMT has agreed to subscribe for, and Lloyds has agreed to allot and issue to HMT, the Preference Shares (as defined in this Agreement) pursuant to the Preference Share Subscription Agreement (as defined in this agreement).

(B)

HMT wishes to be released and discharged from the Preference Share Subscription Agreement and Lloyds has agreed to release and discharge HMT from the Preference Share Subscription Agreement upon the terms of the Company’s undertaking to perform the Preference Share Subscription Agreement and be bound by its terms in the place of HMT and HMT agreeing to guarantee the Company’s obligations in respect of the Preference Share Subscription Agreement.

NOW IT IS AGREED as follows:-

1.	INTERPRETATION

1.1	In this agreement:

“Preference Shares”	means [insert relevant number] of preferred shares of [£●] each, having the rights and subject to the restrictions set out in Schedule 1 to the Preference Share Subscription Agreement;

“Preference Share Subscription Agreement”	means the agreement effective as of 13 October 2008 between HMT and Lloyds pursuant to which HMT agreed to subscribe for, and Lloyds agree to allot and issue to HMT, the Preference Shares; and

“Proceedings”	means any proceeding, suit or actions arising out of or in connection with this Agreement.

1.2	In this agreement, unless otherwise specified:

	(A)	references to clauses and sub-clauses are to clauses and sub-clauses of this agreement; and

	(B)	headings to clauses and schedules are for convenience only and do not affect the interpretation of this agreement.

2.	COMPANY’S UNDERTAKING

With effect from the date of this agreement and in consideration of the undertakings given by Lloyds in clause 3, the Company hereby undertakes to observe, perform, discharge and be bound by the Preference Share Subscription Agreement as if the Company were a party to that agreement in the place of HMT. Notwithstanding this undertaking, nothing in this agreement shall:

(A)

require the Company to perform any obligation created by or arising under the Preference Share Subscription Agreement falling due for performance in its entirety, or which should have been performed in its entirety, before the date of this agreement;

	(B)	make the Company liable for any act, neglect, default or omission in respect of the Preference Share Subscription Agreement committed by HMT or occurring before the date of this agreement; or

	(C)	impose any obligation on the Company for or in respect of any obligation performed by HMT under the Preference Share Subscription Agreement before the date of this agreement.

3.	LLOYDS’ UNDERTAKING AND RELEASE OF HMT

3.1

With effect from the date of this agreement and in consideration of the undertakings given by the Company in clause 2 and the undertakings and guarantee given by HMT in clauses 4 and 5 respectively, Lloyds hereby:

	(A)	releases and discharges HMT from all obligations to observe, perform, discharge and be bound by the Preference Share Subscription Agreement;

	(B)	accepts the Company’s undertaking to observe, perform, discharge and be bound by the Preference Share Subscription Agreement (such undertaking being set out in clause 2); and

	(C)	agrees to observe, perform, discharge and be bound by the Preference Share Subscription Agreement as if the Company were a party to the Preference Share Subscription Agreement in the place of HMT.

3.2

Notwithstanding the provisions of sub-clause 3.1(A), nothing in this agreement shall affect or prejudice any claim or demand whatsoever which Lloyds may have against HMT in relation to the Preference Share Subscription Agreement and (i) arising out of matters prior to the date of this agreement and/or (ii) arising in connection with those matters contemplated in clause 2(A), (B) or (C).

4.	HMT’S UNDERTAKING AND RELEASE OF LLOYDS

With effect from the date of this agreement and in consideration of the undertakings given by Lloyds in clause 3, HMT hereby releases and discharges Lloyds from all obligations to observe, perform, discharge and be bound by the Preference Share Subscription Agreement. Notwithstanding this undertaking and release, nothing in this agreement shall affect or prejudice any claim or demand whatsoever which HMT may have against Lloyds in relation to the Preference Share Subscription Agreement and (i) arising out of matters prior to the date of this agreement and/or (ii) arising in connection with those matters contemplated in clause 2(A), (B) or (C).

5.	GUARANTEE AND INDEMNITY

5.1

In consideration of the undertakings given by Lloyds in clause 3, HMT hereby unconditionally and irrevocably guarantees to Lloyds the due and punctual performance and observance by the Company of all its obligations, commitments and undertakings under or pursuant to this agreement and agrees to indemnify Lloyds against all loss, damage, costs and breach by the Company of its obligations, commitments or undertakings under or pursuant to this agreement. The liability of HMT under this agreement shall not be released or diminished by any variation of the terms of this agreement or the Preference Share Subscription Agreement as novated by this agreement (whether or not agreed by HMT), any forbearance, neglect or delay in seeking performance of the obligations hereby imposed or any granting of time for such performance.

5.2

If and whenever the Company defaults for any reason whatsoever in the performance of any obligation or liability undertaken or expressed to be undertaken by the Company under or pursuant to this agreement, HMT shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the obligation or liability in regard to which such default has been made so that the same benefits shall be conferred on Lloyds as it would have received if such obligation or liability had been duly performed and satisfied by the Company.

5.3

This guarantee is to be a continuing guarantee and accordingly is to remain in force until all the obligations, commitments and undertakings of the Company referred to in sub-clause 5.1 shall have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which Lloyds may now or hereafter have or hold for the performance and observance of the obligations, commitments and undertakings of the Company under or in connection with this agreement.

5.4

As a separate and independent stipulation HMT agrees that any obligation expressed to be undertaken by the Company (including, without limitation, any moneys expressed to be payable under this agreement or the Preference Share Subscription Agreement as novated by this agreement) which may not be enforceable against or recoverable from the Company by reason of any legal limitation, disability or incapacity on or of the Company or any other fact or circumstance (other than any limitation imposed by this agreement or the Preference Share Subscription Agreement as novated by this agreement) shall nevertheless be enforceable against and recoverable from HMT as though the same had been incurred by HMT and HMT were the sole or principal obligor in respect thereof.

6.	NOTICES

For the purposes of all provisions in the Preference Share Subscription Agreement concerning the service of notices, the address of the Company is its registered office as shown above from time to time and its fax number is [●]. All notices served on the Company under the Preference Share Subscription Agreement should be marked for the attention of [●].

7.	COMPANY CEASING TO BE WHOLLY OWNED BY HMT

In the event that the Company at any time after the date of this Agreement ceases to be directly or indirectly wholly-owned by HMT, the Company shall, and HMT will procure that the Company shall, enter into a novation agreement upon substantially the same terms as this Agreement such that the rights and obligations assumed by the Company under this Agreement are novated either to HMT or to an entity which is, directly or indirectly, wholly owned by HMT. Lloyds hereby agrees to consent to, and to execute and deliver all such documentation as may be necessary to effect, such novation provided that such novation is effected upon substantially the same terms as this Agreement.

8.	COUNTERPARTS

8.1	This agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

8.2	Each counterpart shall constitute an original of this agreement, but all the counterparts shall together constitute but one and the same instrument.

9.	GOVERNING LAW AND JURISDICTION

9.1	This agreement and all non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

9.2	The courts of England are to have exclusive jurisdiction to settle any dispute arising out of or in connection with this agreement. Any Proceedings shall be brought in the English courts.

10.	[AGENT FOR SERVICE OF PROCESS]

[To be included if the Company is not a company incorporated in England:

The Company shall at all times maintain an agent for service of process and for service of any other documents and proceedings in England, or any other proceedings in connection with this Agreement. Such agent shall be [agent with address in England] and any writ, judgment or other notice of legal process shall be sufficiently served on the Company if delivered to such agent at its address for the time being. The Company irrevocably undertakes not to revoke the authority of the above agent and if, for any reason, the agent ceases to act as such, the Company shall appoint a replacement agent having an address for service in England and shall notify Lloyds and HMT of the name and address of such replacement agent. If the Company fails to appoint another agent, Lloyds shall be entitled to appoint one on the Company’s behalf and at the Company’s expense.]

IN WITNESS of which this Agreement has been executed on the date which first appears on page 1 of this Agreement.

For and on behalf of
THE COMMISSIONERS OF HER MAJESTY’S TREASURY

For and on behalf of
LLOYDS TSB GROUP PLC

For and on behalf of [insert name of the Company]

IN WITNESS of which this Agreement has been executed as of the date which first appears on page 1 of this Agreement on the dates which appear below.

Signed by:
for and on behalf of	TONY CUNNINGHAM
THE COMMISSIONERS
OF HER MAJESTY’S TREASURY	BOB BLIZZARD

Signed by:
for and on behalf of
LLOYDS TSB GROUP PLC	G TRUETT TATE